Exhibit 4.35.5

Additional Agreement No. 5

To the Contract on Network Connection between

 OAO Rostelecom and OJSC CenterTelecom as amended by Agreement No. 6480/05-DO dated January 01, 2006

Moscow	dated “25” August, 2006

Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by the Charter, on the one part, and CenterTelecom, Open Joint-Stock Company, hereinafter referred to as the “Operator”, represented by OJSC CenterTelecom General Director S.V. Pridantsev, authorized to act by the Charter, on the other part, hereinafter collectively referred to as the “Parties”, and separately referred to as “Party” signed this Additional Agreement (hereinafter — Agreement) on the following addenda to Appendix No. 9  (version No. 2) to the Contract on Network Connection (hereinafter — Contract):

1.               Tables “Details of recipient of the bill (Subscriber)” and “Subscribers’ Numbers (Phone)”  are changed by the tables of the following wording:

Details of recipient of the bill (Subscriber)

Attribute name	Obligation degree	Acceptable values	Description
subscriber_id	Obligatory given as a parameter	Symbol line of 15 digits	The unique identifier of the Subscriber within the Operator’s company
legal_entity	All subscribers	0-individual 1-legal entity	Feature of a legal entity
category	All subscribers	0- Budgetary organizations 1- Self-sustained organizations 2-population 3-Non-incorporated individual entrepreneur	Type of subscriber

Subscribers’ Numbers (Phone)

Attribute name	Obligation degree	Acceptable values	Description
phone_number	Obligatory given as a parameter	Line of 10 characters (figures only)	Full subscriber number
device	All subscribers	0-telephone 1-call office	Type of the subscriber gear
price_plan	All subscribers	0-office 1-population 2- Self-sustained organizations 3- Budgetary organizations	Tariff
vat_free	Diplomatic mission or their employees	0- default VAT rate 1- 0 % VAT rate	The sign of 0% VAT rate application to the realization of the services

2.               This Agreement is an integral part of the Contract.

3.               All terms used in this Agreement have a meaning, fixed for them in the Contract.

4.               All the rest, not indicated in this Agreement, is subject to the provisions of the Contract.

5.               The Agreement is issued in the Russian language in two copies, one for  each Party.

6.               The Agreement comes into effect since the date of its execution and is valid till 01.04.2006. If neither Party announces termination of this Agreement within thirty (30) calendar days before its stated expiration, this Agreement shall be automatically extended for each subsequent period of three calendar months. The number of periods for which the effect hereof can be prolonged is not limited. The Parties hereby establish that terms and conditions of the Agreement entered into thereby shall apply to their relations arisen from the date of the Contract on Network Connection as amended by Agreement No. 6480/05-DO dated January 01, 2006.

7.               After the termination of this Agreement in Appendix No. 9 (Version No. 2) to the Contract the Tables “Details of the recipient of the bill (Subscriber)” and “Subscribers’ Phone Number Data” shall be applied in the wording of Appendix No. 9 (Version No. 2), existing on the day previous to the day when this Agreement enters in force.

8.               Signatures of the Parties:

For Rostelecom:	For Operator:

General Director OAO Rostelecom	General Director OJSC CenterTelecom

D.Ye. Yerokhin	S.V.Pridantsev

Seal here	Seal here